UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

KENERGY SCIENTIFIC, INC.

Common Stock, no par value

CUSIP # 488868209

November 20, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	488868209	13G	Page 1 of 4

1.	Name of Reporting Person Avondale Capital Partners II, Inc.

I.R.S. Identification No. of Above Person (entities only) 20-3478723

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

	5.	Sole Voting Power	22,000,000

Number of Shares	6.	Shared Voting Power	22,000,000
Owned by Each
Reporting Person	7.	Sole Dispositive Power	22,000,000
With
	8.	Shared Dispositive Power	22,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares	☐

11.	Percent of Class Represented by Amount in Row 9 9.72%

12.	Type of Reporting Person PN

CUSIP No.	488868209	13G	Page 2 of 4

ITEM 1	(a)	NAME OF ISSUER: Kenergy Scientific, Inc.

	(b)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 6 Minneakoning Rd. Flemington, NJ 08822

ITEM 2	(a)	NAME OF PERSON FILING Avondale Capital Partners II, Inc.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

256 South Robertson Blvd.

Beverly Hills CA 90211

(c)	CITIZENSHIP

United States of America

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, No Par Value

(e)	CUSIP NUMBER 488868209

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

CUSIP No.	488868209	13G	Page 3 of 4

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

ITEM 4 OWNERSHIP

(a)     Amount beneficially owned: Reporting Person is the beneficial owner of 22,000,000 shares of common stock.

(b)     Percent of class: 9.72%

(c)     Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 22,000,000

(ii) Shared power to vote or to direct the vote: 22,000,000

(iii) Sole power to dispose or to direct the disposition of: 22,000,000

(iv) Shared power to dispose or to direct the disposition of: 22,000,000

ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

CUSIP No.	488868209	13G	Page 4 of 4

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Avondale Capital Partners II, Inc.

/s/ Andy Baum

By: Andy Baum

Its: President

Date: November 20, 2012